

June 23, 2011

Via Facsimile
Mr. Tracy Madsen
Chief Financial Officer
Golden Eagle International, Inc.
9653 South 700 East
Salt Lake City, Utah 84070

>   **Re: Golden Eagle International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed April 12, 2011**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2010**
>   **Filed June 13, 2011**
>   **File No. 0-23726**

Dear Mr. Madsen:

We have reviewed your response filed on May 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

1.   We note you have filed your amended Form 10-K/A for the fiscal year ended December 31, 2010. As discussed in our conference call on May 31, 2011, until you file the audited financial statements for the fiscal year ended December 31, 2009 required under Rule 8-02 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments. In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers

are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

b) dividend or interest reinvestment plans;

c) employee benefit plans;

d) transactions involving secondary offerings; or

e) sales of securities under Rule 144.

Please acknowledge to us that you understand the effects of your failure to file the required audited financial statements.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief